                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                    ---------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Nye Telenor East Invest AS
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      a.  [ ]
      b.  [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      WC (See Item 3)
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway
--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of
                        7,329,972 (See Item 5)
    Shares
                  8     Shared Voting Power
 Beneficially
                        -0-
   Owned by
                  9     Sole Dispositive Power
     Each
                        7,329,972
   Reporting
                  10    Shared Dispositive Power
  Person With
                        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

       7,329,972
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Telenor Business Solutions Holding AS
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      a.  [ ]
      b.  [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      AF (See Item 3)
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway
--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of
                        7,329,972/(1)/(See Item 5)
    Shares
                  8     Shared Voting Power
 Beneficially
                        -0-
   Owned by
                  9     Sole Dispositive Power
     Each
                        7,329,972/(1)/(See Item 5)
   Reporting
                  10    Shared Dispositive Power
  Person With
                        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

       7,329,972/(1)/(See Item 5)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock /(1)/
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Telenor ASA
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      a.  [ ]
      b.  [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      AF (See Item 3)
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway
--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of
                        7,329,972/(2)/(See Item 5)
    Shares
                  8     Shared Voting Power
 Beneficially
                        -0-
   Owned by
                  9     Sole Dispositive Power
     Each
                        7,329,972/(2)/(See Item 5)
   Reporting
                  10    Shared Dispositive Power
  Person With
                        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

       7,329,972/(2)/(See Item 5)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock /(2)/
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

(2) The Reporting Person disclaims beneficial ownership of all shares.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Golden Telecom, Inc. ("GTI"). This Amendment No. 1 amends and supplements the initial statement on Schedule 13D, filed by the Reporting Persons on August 29, 2003 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report the purchase of an aggregate of 322,178 shares of Common Stock of GTI (the "Additional Shares") by Nye Telenor East Invest AS ("Telenor"). Defined terms used herein that are not otherwise defined have the meanings ascribed to them in the Initial Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby supplemented with the following information:

      All of the US$9,132,949.97 (including brokerage commission) used to acquire the Additional Shares came from the working capital of Telenor.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby supplemented with the following information:

            Telenor has acquired a total of 322,178 Additional Shares. The Additional Shares came from the following three sources: 127,178 Additional Shares (the "Open Market Shares") were acquired in open market purchases; 60,000 Additional Shares (the "Purchased Shares") were purchased in a privately negotiated transaction with First NIS and Cavendish; and 135,000 Additional Shares (the "Option Shares") were acquired from certain participants (each, a "Selling Option Holder") in the 1999 Golden Telecom, Inc. Equity Participation Plan (the "Plan").

            The Open Market Shares were acquired by Telenor between November 18, 2003 and November 25, 2003 in transactions effected on the Nasdaq Stock Market at prices ranging from $25.73 per Open Market Share to $28.50 per Open Market Share.

            The Purchased Shares were acquired by Telenor on November 28,
2003 from First NIS and Cavendish. These purchases were made by Telenor pursuant to the terms of a Share Purchase Agreement dated as of November 27, 2003 (the "Share Purchase Agreement") by and among Telenor, First NIS and Cavendish. Under the terms of the Share Purchase Agreement, Telenor paid First NIS and Cavendish $28.00 per Purchased Share.

            The Option Shares were acquired from the Selling Option Holders on November 26, 2003 on the basis of an undertaking letter issued by Telenor dated November 26, 2003 (the "Undertaking Letter"). As described in the Undertaking Letter, each Selling Option Holder exercised his options to acquire certain Option Shares in accordance with the Plan and instructed GTI to arrange for the Option Shares to be registered in the name of Telenor. Telenor (through its agent, Morgan Stanley) paid to GTI for the account of each Selling Option Holder the aggregate exercise price with respect to each Option Share and paid to each Selling Option Holder an amount equal to the difference between $30.00 and the exercise price for such Selling Option Holder's options, multiplied by the number of shares of Common Stock delivered to Telenor following such Selling Option Holder's exercise of his options. In addition, Telenor paid all fees relating to Telenor's transfer of funds to GTI and the Selling Option Holders.

      According to GTI's transfer agent, as of November 26, 2003, there were outstanding 28,929,612 shares of Common Stock. As a result of the purchases of the Additional Shares described above, the Reporting Persons anticipate that if the transactions contemplated by the Share Exchange Agreement are consummated, Telenor will be the direct beneficial owner of approximately 7,329,972 shares of Common Stock or approximately 20.4% of the then outstanding shares (assuming that the number of outstanding shares of Common Stock does not change prior to the Closing).

      Under the Shareholders Agreement that will become operative as of the Effective Date, Telenor will have the right to designate two individuals to serve on the Board of Directors of GTI. Telenor's right to designate at least two directors to GTI's Board under the Shareholders Agreement will continue for as long as Telenor owns at least 20% of GTI's Voting Stock. It is Telenor's present intention to continue to own at least 20% of GTI's Voting Stock. The transactions contemplated by the Share Exchange Agreement are expected to close in the first week of December 2003. Depending upon market conditions, Telenor's present intention is to acquire additional shares of Common Stock for investment purposes, from time to time, in the open-market or through privately-negotiated transactions, subject to any restrictions imposed on such purchases by law or pursuant to the terms of the Standstill Agreement, if and when the terms of the Standstill Agreement become operative. However, no assurance can be made that any such purchases will ever be made and, depending upon market conditions and other circumstances that it then deems relevant, Telenor may also dispose of shares of Common Stock, from time to time, in the open-market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and (b) are hereby amended to read in their entirety as follows:

(a) and (b) On the basis of information available to the Reporting Persons on the date hereof, immediately after the completion of all of the transactions described in Item 4 above, Telenor will be the direct beneficial owner of 7,329,972 shares of Common Stock, which will constitute 20.4% of the issued and outstanding shares of Common Stock of GTI, after taking into account the effect of the issuance of GTI Shares pursuant to the Share Exchange Agreement. The calculation of the 7,007,794 shares to be received by Telenor upon the closing of the Share Exchange Agreement assumes that the 28,929,612 shares of Common Stock of GTI currently outstanding will be the number of shares outstanding on the date of the Closing. If GTI issues any additional shares of Common Stock after the date hereof and prior to the Closing, the number of shares of Common Stock beneficially owed by Telenor will change. Telenor currently has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 322,178 Additional Shares purchased by it and will have such power with respect to the 7,007,794 GTI Shares to be acquired by it upon the consummation of the transactions contemplated by the Share Exchange Agreement.

A total of 26,870,767 shares of Common Stock will be subject to the Shareholders Agreement upon consummation of the transactions under the Share Exchange Agreement, constituting in the aggregate approximately 74.8% of GTI's total issued and outstanding Common Stock, after giving effect to the issuance of all of the GTI Shares. The calculation of the preceding share amount and percentage is based upon the respective Common Stock shareholdings at August 19, 2003 of Alfa, RTK, CIG, Cavendish and First NIS, as disclosed to the Reporting Persons by such parties, and GTI's 28,929,612 total outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock of GTI (other than, solely in the case of Telenor, (i) the 322,178 Additional Shares owned directly by Telenor and (ii) after the completion of the transactions contemplated by the Share Exchange Agreement described in Item 4 above, the 7,007,794 GTI Shares) for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Telenor is a direct wholly owned subsidiary of Telenor Business Solutions Holding AS, and Telenor Business Solutions Holding AS is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Business Solutions Holding AS and/or Telenor ASA may be deemed to be the indirect beneficial owner of the Option Shares owned directly by Telenor and the GTI Shares to be acquired by Telenor upon completion of the transactions contemplated by the Share Exchange Agreement. Neither the filing of this Schedule 13-D nor any of its contents shall be deemed to constitute an admission that Telenor Business Solutions Holding AS or Telenor ASA is the beneficial owner of either the Option Shares presently owned by Telenor or the GTI Shares to be acquired by Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      Item 5(c) is supplemented with the following information:

Except with respect to the acquisitions of the Additional Shares described in response to Item 4, no Reporting Person (and no other person for whom information is required to be reported pursuant to General Instruction C to
Schedule 13D) has entered into any transactions in the shares of Common Stock of GTI during the past sixty days. Further details concerning the acquisition of the Additional Shares are set forth on Schedule 1 hereto, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby amended to read in its entirety as follows:

      Except as provided in the Share Exchange Agreement, the Shareholders Agreement, the Standstill Agreement, the Registration Rights Agreement, the Undertaking Letter and the Share Purchase Agreement, or as set forth herein, none of the Reporting Persons or, to the best knowledge of such parties, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of GTI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby supplemented with the following information:

      8. Attached hereto as Exhibit "H" is a conformed copy of the Undertaking Letter dated November 26, 2003, executed by Nye Telenor East Invest AS and addressed to the persons named on Schedule A thereto.

      9. Attached hereto as Exhibit "I" is a conformed copy of the Share Purchase Agreement dated as of November 27, 2003 by and among Cavendish Nominees Limited and First NIS Regional Fund SICAV, as sellers, and Nye Telenor East Invest AS, as purchaser.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003            NYE TELENOR EAST INVEST AS

                                    By: /s/ Jon Fredrik Baksaas
                                        ---------------------------------------
                                        Name:  Jon Fredrik Baksaas
                                        Title: Chief Executive Officer

                                    TELENOR BUSINESS SOLUTIONS HOLDING AS

                                    By: /s/ Morten Karlsen Sorby
                                        ---------------------------------------
                                        Name:  Morten Karlsen Sorby
                                        Title: Chairman of the Board

                                    TELENOR ASA

                                    By: /s/ Jon Fredrik Baksaas
                                        ---------------------------------------
                                        Name:  Jon Fredrik Baksaas
                                        Title: Chief Executive Officer

                                   SCHEDULE 1
                  ACQUISITIONS OF ADDITIONAL SHARES BY TELENOR

A. ACQUISITION OF OPTION SHARES

                         NO. OF SHARES         EXERCISE PRICE PER     AGGREGATE AMOUNT
NAME OF SELLING           ACQUIRED BY          SHARE /  AGGREGATE     PAID TO SELLING
OPTION HOLDER               TELENOR             EXERCISE PRICE        OPTION HOLDER
-------------               -------             --------------        -------------
Stan Abbeloos               100,000          $12.00 / $1,200,000         $1,800,000
Kevin Cuffe                  30,000          $12.00 /   $360,000         $  540,000
Daniel Horemans               5,000          $12.00 /    $60,000         $   90,000

TOTALS:                     135,000                   $1,620,000         $2,430,000

NOTES:

1.    Telenor paid all of the Aggregate Exercise Price directly to GTI.

2. The aggregate amount paid to each Selling Option Holder equaled (i) the number of shares acquired multiplied by (ii) the positive difference between (A) $30.00 and (B) the exercise price per share ($12.00).

3. All of these purchases were made by Telenor in a privately negotiated transaction pursuant to the terms of the Undertaking Letter which is attached to this amendment as Exhibit H.


B. ACQUISITION OF OPEN MARKET SHARES

                   Number of                Average
Date                Shares                   Price                    Total
(all in 2003)      Purchased               Per Share                Price Paid
-------------      ---------               ---------                ----------
11/18                12,679                 $25.7312               $  326,245.88
11/19                11,183                 $25.3118               $  283,061.86
11/20                31,603                 $25.8614               $  817,297.82
11/21                17,713                 $26.3558               $  466,840.29
11/24                50,000                 $27.7743               $1,388,715.00
11/25                 4,000                 $28.4992               $  113,996.80

TOTALS:             127,178                 $26.7040               $3,396,157.65

NOTES:

1. All of the above-reported transactions in the Open Market Shares were effected by Telenor.

2. All transactions were effected in brokerage transactions on the Nasdaq Stock Market (open-market purchases).

3. The "Average Price Per Share" and "Total Price Paid" columns exclude brokerage commissions which totaled $6,792.32 for all of the 127,178 Open Market Shares acquired.

C. PURCHASED SHARES

                                                   AGGREGATE
                                                    PURCHASE
                                                     PRICE
                                       NUMBER       PAYABLE
NAME OF SELLER                        OF SHARES    TO SELLER
--------------                        ---------    ---------
Cavendish Nominees Limited             42,557      $1,191,596
First NIS Regional Fund SICAV          17,443      $  488,404

TOTALS:                                60,000      $1,680,000

NOTES:

1. All of the Purchased Shares acquired by Telenor were purchased pursuant to the terms of the Share Purchase Agreement which is attached to this amendment as Exhibit I.

2.    The price per share for each of the Purchased Shares was $28.00.

                                INDEX TO EXHIBITS

8. Attached hereto as Exhibit "H" is a conformed copy of the Undertaking Letter dated November 26, 2003, executed by Nye Telenor East Invest AS and addressed to the persons named on Schedule A thereto.

9. Attached hereto as Exhibit "I" is a conformed copy of the Share Purchase Agreement dated as of November 28, 2003 by and among Cavendish Nominees Limited and First NIS Regional Fund SICAV, as sellers, and Nye Telenor East Invest AS, as purchaser.